Scythian Biosciences Corp. Announces the Appointment of European Cannabis

Leader Rob Reid of Prohibition Partners as CEO

- In addition Scythian announces Liberty Health Sciences CEO George Scorsis as Chairman of the Board and Welcomes Back Rogers Communications Executive Roger Rai to the Board

Toronto, ON – April 25, 2018 – Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) announced today that it has appointed Rob Reid as CEO, George Scorsis as Chairman of the Board of Directors and that it has reinstated Roger Rai to the Board of Directors effective April 25, 2018. In connection with these appointments, Jonathan Gilbert will be stepping down as CEO and will take on a new role of managing the University of Miami partnership.

“I am extremely excited to be appointed as CEO of Scythian.” said Rob Reid. “I am also pleased that George Scorsis has agreed to become Chairman of the Board and welcome Roger Rai back into the fold.” “I also want to thank Jonathan Gilbert for his stewardship of Scythian though its going-public process and I look forward to moving the company forward with our global expansion strategy with the assistance of Professor Michael Barnes.”

Mr. Reid is a leading business figure in Europe’s legal cannabis industry. He is co-founder of Prohibition Partners, a company that provides market data and intelligence to investors, entrepreneurs and regulators. He is also co-founder of Cannabis Europa, a conference series that will focus on the science and policy required to shape the future of Europe’s medical cannabis industry. He is a partner of European Cannabis Holdings, a private investment firm focused on building out ancillary assets across the region. Mr. Reid has served as Managing Director at Advertising M&A, a global M&A consultancy for the digital and creative sectors. Previously, he ran one of Europe’s leading digital marketing agencies where he spent 14 years working across regulated sectors for clients such as Diageo, RBS and Coca-Cola. He completed a successful exit from that business in 2014.

Mr. Scorsis is currently a director and the Chief Executive Officer of Liberty Health Sciences Inc. (CSE:LHS). In his role as Chief Executive Officer of Liberty Health Sciences Inc., Mr. Scorsis leverages his extensive background in managing growth within highly regulated environments to expand Liberty Health Sciences Inc.’s cannabis-related platforms in the United States. Mr. Scorsis served as President of Red Bull Canada from July 2011 until October 2015 and was instrumental in restructuring the organization from a geographical and operational perspective, and growing the business to $150 MM in revenue. In that role, he also worked closely with Health Canada on guidelines regulating the energy drink category. Most recently, Mr. Scorsis was with Mettrum Health Corp. as President and was fundamental in shaping MettrumTM and Mettrum OriginalsTM. Under his leadership, the company was acquired for $430 million.

Mr. Rai is the President of R3 Concepts Inc., a consulting and investment company located in Toronto. Mr. Rai is also a special advisor to the Chairman of Rogers Communications, Edward Rogers, where he advises on business, revenue, partnership and talent development. Mr. Rai was previously the managing director for E.S. Rogers Enterprises from 2004 to 2018. Mr. Rai has managed and directed both private and public companies, including Sustain Co. Inc., and The Mint Corporation. Mr. Rai is the founder and a director of the ONEXONE Foundation, a charitable organization focused on global child welfare.

The Company has also announced that Vic Neufeld, Chairman and Director of the Company, and Renah Persofsky, a Director of the Company, have both stepped down from the Board effective April 24, 2018.

“In accordance with Aphria’s recently announced corporate governance policies, Renah and myself are stepping down from the Board of Scythian.” says Vic Neufeld, CEO of Aphria Inc. (“TSX:APH”). “Aphria views its approximate 9.9% equity stake in Scythian as a long term investment and to ensure best arms-length compliance as part of an expanding partnership the Aphria and Scythian Boards mutually agreed to this necessary change.”

“We thank Vic and Renah for their significant contributions to Scythian and look forward to continuing to work together with them through our continued relationship with Aphria,” said Rob Reid.

Upon resignation, both Vic and Renah have agreed to the cancellation of all of their respective deferred share units, which had previously been granted to them as part of their board compensation.

About Scythian Biosciences Corp.

Scythian is a research and development company committed to advancing prevention and treatment efforts for concussion and traumatic brain injury with its proprietary cannabinoid-based combination drug therapy.

Scythian’s mission is to be the first accepted drug regimen for the treatment of concussion. Scythian is partnered with the University of Miami and its neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. Through the Company’s collaborative efforts with the university, Scythian has access to the university’s extensive network of experts in the fields of traumatic brain injury and concussion. These connections provide Scythian with the ability to conduct its clinical studies at world-class facilities by widely recognized medical professionals.

Scythian has initiated its international expansion by launching additional cannabis-related activities across the globe. These significant endeavours complement the Company’s research and development efforts to enhance the many medical applications of cannabis.

Scythian is evaluating several strategic initiatives and pursuing partnerships with local cultivators, pharmaceutical import and distribution entities and universities in North America, South America, the Caribbean and beyond. This comprehensive approach positions Scythian as a potential global frontrunner in the research and development of medical cannabis.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Scythian Biosciences Corp.

Jonathan Gilbert, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

For media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

Cautionary Statements

This press release contains certain forward-looking information and statements (“forward looking information”) within the meaning of applicable Canadian securities laws, that are not based on historical fact, including, without limitation, statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Such forward-looking information includes information relating to Aphria’s intent to maintain its ownership in the Company and Aphria’s plans to continue strengthening its relationship with the Company.

Forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause actual results or events to differ materially from those discussed in the forward-looking information, and even if such actual results or events are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Such risk and uncertainties include changes in Aphria’s business strategy, competition and lower than expected market demand for Aphria’s or the Company’s products.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those contained in the forward-looking information, there can be other factors that cause results or events to not be as anticipated, estimated or intended, including, but not limited to: the Company’s ability to comply with all applicable governmental regulations in a highly regulated business; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US federal laws; changes in laws; limited operating history; reliance on management; requirements for additional financing; inconsistent public opinion and perception regarding the medical-use and adult-use marijuana industry and; regulatory or political change. Additional risk factors can also be found in the Company’s annual information form filed on SEDAR and available at www.sedar.com.

Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.